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                      MEMORANDUM OF UNDERSTANDING MOU

PARTIES: The Prime Group, Inc. ("PGI"), Prime Group VI, L.P. ("PLP"), Primestone Investment Partners, L.P. ("PRIMESTONE"), PG/Primestone, LLC, Prime Group Limited Partnership ("PRIME L.P."), Michael W. Reschke ("RESCHKE") and an entity to be formed by an affiliate of Cadim inc. ("CDP"), an affiliate of Caisse de depot et placement du Quebec. PGI, PLP, Primestone, Prime L.P. and Reschke are sometimes referred to collectively as the "PGI PARTIES." For purposes of this MOU, CDP is referred to as a "PARTY" and the PGI Parties are collectively referred to as a "PARTY."

DEFINED ENTITIES:   Prime Group Realty Trust, NYSE: PGE ("PGE"), Prime Group
                    Realty, L.P. ("PGLP"), and Cadim inc. (or one of its assignees) ("CADIM")

STRUCTURE:          Part 1 - Joint Tender Offer and Merger
                    --------------------------------------

                    CDP and PGI hereby agree to make a joint offer to the board of PGE pursuant to which CDP and PGI would offer to acquire all of the outstanding shares of beneficial interest of PGE (including preferred shares of beneficial interest) and limited partnership units in PGLP at a per share/unit price of $14.00 (the "TENDER PRICE"), excluding the 9% Series B Cumulative Redeemable Shares of Beneficial Interest and any and all shares/units currently owned by the PGI Parties or any of their affiliates (the "OFFER"). All discussions pertaining to the Offer shall be held jointly with PGE (or its special committee) by the Parties and one Party shall not enter into discussions without the other Party. The Offer shall be made pursuant to a public tender offer after the completion of a thirty (30) day due diligence period (the "DUE DILIGENCE PERIOD"), which period shall commence upon the execution by CDP, PGI and PGE of an appropriate Standstill and Support Agreement as described below (the "PGE SSA") and the execution by CDP, the PGI Parties and PG/Primestone, LLC of an appropriate Standstill and Support Agreement as described below (the "PGI SSA"). Following the receipt of the Minimum Shares (as defined below) in the Offer, an entity owned and funded by CDP and PGI ("MERGER CO.") will merge (the "MERGER") with and into PGE with the common equity in PGE held by CDP and the PGI Parties being unaffected and the remaining common shareholders of PGE receiving the same cash per share as is paid in the Offer. The final forms of the Offer documentation will be drafted by counsel to CDP, subject to review by counsel to PGI.



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                    The Offer will be conditioned on the following:

                    a. that no fewer than 51% of the outstanding common shares of PGE and common units in PGLP on a fully diluted basis, less the number of common shares of PGE and common units in PGLP held by the PGI Parties and their affiliates (the "MINIMUM SHARES"), are tendered;

                    b. the execution (prior to the commencement of the Offer) of a Merger Agreement between PGE and Merger Co. pursuant to which Merger Co. would be merged with and into PGE after the conclusion of the Offer (assuming that at least the Minimum Shares are tendered but less than 100% of the outstanding shares/units are tendered (other than the shares/units currently owned by the PGI Parties and their affiliates)). In the Merger Agreement, the change of control put right of the holders of the Series A Preferred Shares of Beneficial Interest of PGE shall have been resolved in a manner satisfactory to CDP. In the Merger Agreement, PGE shall agree, in addition to those agreements described below in connection with the PGE SSA:

                              i.   to publicly support the Offer;

                              ii. to distribute all required materials to its shareholders and to the unitholders in PGLP;

                              iii. that the 9.9% ownership limit in PGE's
                                   Declaration of Trust has been entirely waived as to CDP and the PGI Parties and that such waiver shall not cause PGE to fail to qualify as a REIT;

                              iv. that the conversion or exchange of all units held by the PGI Parties to common stock in PGE has been approved and PGE's right to acquire such units for cash has been waived;

                              v. that the relevant "anti-takeover" provisions of the Maryland corporate statute have been waived; and

                              vi. that the resignation of all PGE board members effective upon the closing of the Offer and their replacement by the designees of CDP and PGI has been approved.

                    c. the execution (prior to the commencement of the Offer) of a Shareholders Agreement (the "PGE SHAREHOLDERS AGREEMENT"), among the PGI Parties and CDP, reflecting the terms of this MOU;


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                    d.   the execution (prior to the commencement of the Offer)
                         by PGI and CDP of (i) a definitive purchase agreement and definitive shareholders agreement or (ii) a definitive loan agreement (the documents under (i) or (ii) being called the "RESIDENTIAL NEWCO AGREEMENTS") with respect to Residential Newco (as defined below) as described below under "Part 2 - Residential Newco";

                    e. the execution (prior to the commencement of the Offer) of agreements by all Key Personnel to enter into an Employment Agreement upon the closing of the Offer (the form of which shall be agreed upon by the Key Personnel, CDP and the PGI Parties prior to the commencement of the Offer);

                    f. the execution (prior to the commencement of the Offer) of an agreement by Reschke to enter into the Reschke Employment Agreement (as defined below) upon the closing of the Offer (the form of which shall reflect the terms described below under "Key Personnel" and shall be agreed upon by Reschke and CDP prior to the commencement of the Offer); and

                    g. CDP shall be reasonably satisfied prior to the commencement of the Offer that, as of the closing of the Offer and as of the closing of the Merger, PGE will continue to meet the REIT qualification requirements, including, without limitation, that PGE is not "closely held" within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended (the "CODE"); and counsel to PGE shall have provided an opinion in form and substance reasonably satisfactory to Cadim that: (i) commencing with PGE's initial taxable year ending December 31, 1997, PGE has been and is organized in conformity with the requirements for qualification as a REIT, (ii) PGE's method of operation has enabled it to meet the requirements for qualification and taxation as a REIT and (iii) PGE's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT.

                    The Merger Agreement, the PGE Shareholders Agreement, the Residential Newco Agreements, the agreement with respect to the Reschke Employment Agreement and the agreements with respect to the employment agreements for the Key Personnel are sometimes referred to herein as the "TRANSACTION DOCUMENTS."

                    CDP and PGI shall enter into the PGE SSA with PGE that commits PGE, among other things: (a) to provide all necessary assistance to CDP and the PGI Parties during the Due Diligence Period; (b) to prepare and file all necessary documentation required by any state or federal regulatory agencies; (c) not to solicit any other parties to acquire all or any substantial interest in PGE, PGLP, or their respective assets or


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                    subsidiaries; (d) not to make any distributions to
                    shareholders or unitholders other than the payment of the regular quarterly dividend; (e) to pay a break-up fee of $25,000,000 (which shall be divided equally between CDP and PGI), payable to CDP and PGI in the event PGE agrees to accept a higher unsolicited bid and the board of PGE determines that the acceptance of such higher bid is in the best interests of PGE and PGE elects to terminate all Transaction Documents to which it is a party, including the PGE SSA; and (f) in all events, and in addition to the payment of a break-up fee described in (e) above, to reimburse CDP, PGI and their affiliates for all out-of-pocket expenses incurred in performing due diligence and completing the Offer and the Merger.

                    CDP, the PGI Parties and PG/Primestone, LLC shall enter into the PGI SSA that commits the PGI Parties among other things:
                    (a) to publicly support the Offer and to provide all necessary assistance to CDP during the Due Diligence Period;
                    (b) to prepare and file all necessary documentation required to be filed by the PGI Parties by any state or federal regulatory agencies; (c) not to solicit and/or negotiate with any other parties in violation of the provisions described below under "Exclusivity"; (d) not to acquire, directly or indirectly, any additional common shares of PGE or units in PGLP, whether by purchase, exercise of option, transfer or otherwise, including, without limitation, from an affiliate; (e) concurrent with the closing of the Offer, to convert or exchange all units in PGLP owned, directly or indirectly, by such parties into or for common shares of beneficial interest of PGE, (f) to vote all common shares of PGE (including shares received upon the conversion or exchange of units in PGLP) owned, directly or indirectly, by such parties in favor of the Merger and (g) in all events, and in addition to the payment of a break-up fee described in the following sentence, to reimburse CDP and its affiliates for all out-of-pocket expenses incurred in performing due diligence with respect to Residential Newco and the PGI Parties. In addition, the PGI SSA shall commit the PGI Parties (other than Primestone) and PG/Primestone, LLC to pay a break-up fee of $5,000,000, payable to CDP in the event the PGI Parties violate clause (a), (c), (e) and/or (f) of the prior sentence. In addition, in the PGI SSA, (a) Primestone shall agree not to issue any additional partnership interests other than to PG/Primestone, LLC or PGI and (b) each of PGI and PG/Primestone, LLC shall agree not to transfer any of its partnership units in Primestone, including, without limitation, to any affiliate of such party.

                    CDP and PGI agree to acquire all tendered shares/units in the following order:

                    a. up to that number of tendered shares/units equal to the number of shares of PGE and units in PGLP held by the PGI Parties and their affiliates on a fully diluted basis shall be acquired by CDP; and


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                    b.   thereafter, all tendered shares/units, if any, shall be
                         acquired 49.5% by CDP, 49.5% by PGI, and 1.0% by other individuals to be designated by CDP and PGI during the Due Diligence Period (the "OTHERS").

                    All tendered units shall be converted to or exchanged for common shares at or prior to the closing of the Merger.

                    If at least the number of shares of PGE and units in PGLP held by the PGI Parties and their affiliates on a fully diluted basis are tendered into the Offer, then Merger Co. shall be equally funded and owned by CDP and PGI. If less than the number of shares of PGE and units in PGLP held by the PGI Parties and their affiliates on a fully diluted basis are tendered into the Offer, then Merger Co. shall be funded and owned in such proportion between CDP and PGI as will result in CDP owning that number of shares of PGE after the Merger equal to the number of shares of PGE and units in PGLP owned by the PGI Parties after the Merger on a fully diluted basis.

                    Upon successful completion of the Offer and the Merger, CDP shall have acquired 13,076,074 shares at a cost of approximately $183,065,036 and PGI shall have acquired 4,618,203 shares at a cost of approximately $64,654,842. The resulting ownership of PGE would be as follows:

                         CDP          13,076,074

                         Others          264,164

                         Reschke         134,881

                         PLP             304,097

                         Prime L.P.       74,000

                         PGI           4,618,203

                         Primestone    7,944,893
                                      ----------
                           TOTAL      26,416,312
                                      ==========


                    After the closing of the Merger, each option holder of PGE shall be paid an amount equal to the product of (a) the number of shares subject to vested options (the parties acknowledge that all current unvested options will vest upon the closing of the Merger) multiplied by (b) the excess of the Tender Price over the exercise price of such options.

                    An organization chart for the proposed transaction is attached hereto as APPENDIX A. The Parties will discuss during the Due Diligence Period whether Steven Nardi or any other holders of units in PGLP will participate in the transactions contemplated by this MOU.


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                    The Partnership Agreement of PGLP shall be amended at the
                    closing of the Offer so that PGE shall have sole authority to make all decisions relating to PGLP. PGE will not redeem its existing Series B preferred shares and would remain a 1934 Act reporting company.

                    The parties agree to structure CDP's and PGI's investment in PGE in a manner to minimize the U.S. and Canadian income tax consequences to CDP and PGI.

                    Part 2 - Residential Newco
                    --------------------------

                    Cadim shall work diligently to perform due diligence with the intent of acquiring a 50% interest in a to be formed limited liability company, which will be a private company initially controlled by PGI, which will own the entities that own the development sites located at 150 North Riverside, Chicago, Illinois, and 300 North LaSalle Street, Chicago, Illinois, and all related assets, including its development personnel ("RESIDENTIAL NEWCO"). Residential Newco will hold. In connection with such due diligence review, CDP shall be allowed to obtain third party appraisals of properties owned by Residential Newco. If CDP and PGI cannot agree on a price at which the 50% interest will be purchased prior to the end of the Due Diligence Period, then, subject to the conditions set forth below under "Due Diligence" and "Other Funding Conditions," CDP will provide financing to PGI in the amount of US $10 million (the "CADIM RESIDENTIAL NEWCO LOAN"), which proceeds may be used by PGI solely to acquire shares of PGE as described under Part 1 above. Such loan shall have a term of sixty months, shall have terms substantially identical to the terms of the Cadim PGI Loan and shall be secured by all of the equity in Residential Newco.

SEPARATE BOARDS:    Each of PGE and Residential Newco shall have separate boards of directors.

BUSINESS PLAN:      The initial post-Offer business plan of PGE is set forth on
                    Appendix C.

CADIM PGI
LOAN: PGI or its designated affiliate shall undertake to invest a minimum cash amount of US $10.0 million towards its purchase of the additional PGE common stock that it will acquire pursuant to the Offer and the Merger. The difference of approximately US $54,654,842 shall be funded from the proceeds of a loan from Cadim to PGI (the "CADIM PGI LOAN"). The Cadim PGI Loan shall have the following terms and such other terms as set forth on Appendix D:

                         (a) Proceeds to acquire shares/units in PGE/PGLP as per this MOU;


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                         (b)  Secured by (i) all shares/units owned by the PGI
                         Parties including shares acquired in the Offer and the Merger (other than those secured under the Prudential Loan and the Vornado Loan) and (ii) all equity held by the PGI Parties in Residential Newco;

                         (c)  Not to exceed $55,000,000 total loan amount;

                         (d)  No acceptance fee;

                         (e)  No loan fee;

                         (f)  No administrative fee;

                         (g) 20% interest per annum, paid quarterly, with right to capitalize 10% (which capitalized interest shall become due and payable at the maturity of the loan);

                         (h) Right to prepay at anytime in whole or in part without any prepayment penalty;

                         (i) Coterminous with the Cadim Mezzanine Loan (as defined below);

                         (j)  Right of first offer (five-day);

                         (k) All distributions payable to PGI shall be used first to pay interest of 10% on the Cadim PGI Loan, then 10% to PGI on its equity, then to pay all remaining accrued and unpaid interest on the Cadim PGI Loan to Cadim. No right of PGI to draw back on the Cadim PGI Loan;

                         (l) to the extent necessary, if PGI does not receive sufficient distributions to pay required interest on the Cadim PGI Loan for the first two interest periods after the Cadim PGI Loan is made, interest due and owing for such period shall be deferred for a 12-month period, but only to the extent of the shortfall and only until the fourth quarterly interest payment date after the date of deferral;

                         (m) If Cadim funds the Cadim PGI Loan and either the Cadim Mezzanine Loan or the Refinancing Loan (the "CADIM LOANS"), then Cadim shall release the equity in Residential Newco that was pledged to Cadim as security on the Cadim PGI Loan twelve months after the funding of the Cadim PGI Loan. If Cadim funds the Cadim Loans and the combined principal amount outstanding under the Cadim Loans is less than $100,000,000, then Cadim shall release up to 740,000 shares of PGE from the security on the Cadim PGI Loan. In such event, PGI shall be free to pledge the released collateral to another lender; provided such lender is a


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                         bank, insurance company, pension fund or finance
                         company normally in the business of making real estate loans reasonably acceptable to Cadim; and

                         (n) If Cadim funds the Cadim Loans, Primestone shall be allowed to refinance with a third party senior secured lender acceptable to Cadim in Cadim's sole discretion up to 40% of the amount outstanding under the Cadim Loans provided that (1) the security for such refinanced loan is limited to the proportionate collateral serving as security for the portion of the Cadim Loans that are being refinanced or such additional collateral as Cadim shall reasonably agree to permit, (2) the loan does not materially impair Primestone's or PGI's ability to repay the Cadim Loans,
                         (3) none of the Cadim Loans are in default at the time of refinancing and (4) Cadim, Primestone and the third party lender enter into a commercially reasonable intercreditor agreement acceptable to Cadim.

CADIM MEZZANINE
LOAN: Primestone has pledged its interest in approximately 7,944,893 units in PGLP to Prudential Securities, Inc. ("PRUDENTIAL") and Vornado Realy Trust ("VORNADO") on a subordinated basis in order to secure a total financing of US $102.0 M as follows:

                    (a) Prudential (the "PRUDENTIAL LOAN"), US $40 M due Sept 25, 2001 at Libor + 1.50%

                    (b) Vornado (the "VORNADO LOAN"), approximately US $62.0 M due Oct 25, 2001 at an all in rate of 20%

                    Cadim will (subject to its satisfactory completion of due diligence) provide a new secured loan to Primestone (the "CADIM MEZZANINE LOAN") for the refinancing of each of the above described loans. The Cadim Mezzanine Loan shall have the following terms and such other terms as set forth on Appendix E:

                         (a) Proceeds used (1) to refinance the Prudential Loan and the Vornado Loan in full (including any and all make-whole or other payments in connection therewith) and (2) to repay the LaSalle Bank line of credit in full;

                         (b) Secured by (i) the 7,944,893 units in PGLP (and subsequent common shares upon exchange) which are currently pledged under the Prudential Loan and the Vornado Loan and (2) all common shares and units released upon repayment of the LaSalle Bank line of credit;

                         (c)  Up to $105,000,000 total loan amount;


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                         (d)  $400,000 non-refundable fee upon Primestone's
                         acceptance of Cadim's commitment with respect to the Cadim Mezzanine Loan;

                         (e)  No administrative fee;

                         (f) 20% interest per annum, paid quarterly, with right to capitalize 10% (which capitalized interest shall become due and payable at the maturity of the loan);

                         (g) to the extent necessary, if Primestone does not receive sufficient distributions to pay required interest on the Cadim Mezzanine Loan for the first two interest periods after the Cadim Mezzanine Loan is made, interest due and owing for such period shall be deferred for a 12-month period, but only to the extent of the shortfall and only until the fourth quarterly interest payment date after the date of deferral;

                         (h) prepayable at any time in whole or in part without penalty;

                         (i)  60 month term; and

                         (j) PGI Parties responsible for all due diligence costs to the extent not covered under the PGE SSA.

                    Cadim acknowledges that the Cadim Mezzanine Loan is subject to the right of first offer granted to Vornado under the Vornado Loan. If Vornado waives its right of first offer to fund the Cadim Mezzanine Loan, Cadim shall agree to close the Cadim Mezzanine Loan within thirty (30) days thereafter subject to the successful completion of due diligence as described below under "Due Diligence" and the satisfaction of the conditions described below under "Other Funding Conditions."

                    If Vornado does not exercise its right of first offer to fund the Cadim Mezzanine Loan, Cadim has not funded the Cadim Mezzanine Loan and the Offer does not close, then Cadim shall provide a loan (the "ALTERNATIVE MEZZANINE LOAN") to Primestone on the terms and conditions set forth on Appendix F.

DUE DILIGENCE:      CDP's proposed investments in PGE and, if applicable,
                    Residential Newco and Cadim's proposal concerning the Cadim
                    PGI Loan, the Cadim Mezzanine Loan and, if applicable, the Cadim Residential Newco Loan shall all be subject to a due diligence period which shall end within thirty (30) days from the later of the execution of the PGE SSA and the execution of the PGI SSA. CDP and Cadim will conduct all investigations, inspections, reviews and audits and PGE, PGLP and the PGI Parties (in the case of PGE, subject to its fiduciary responsibilities) will provide to CDP and Cadim and their professionals, advisors and


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                    consultants, access to all information relating to PGE,
                    PGLP, Residential Newco, and the PGI Parties, as CDP and Cadim may reasonably require. At the end of the Due Diligence Period, CDP and Cadim shall notify PGE, PGI and/or Reschke, as necessary, in writing of their intention to proceed with: (i) the Offer, (ii) the Residential Newco Agreements and (iii) the Cadim PGI Loan and the Cadim Mezzanine Loan, as applicable, as contemplated herein, subject to the satisfaction of the conditions set forth under "Other Funding Conditions" below. If CDP and Cadim do not send a notice on or prior to the expiration of the Due Diligence Period, the transaction will be considered terminated without recourse by either Party against the other Party, except as provided under "Legal Effect" below.

OTHER FUNDING
CONDITIONS:         In addition to the satisfactory completion of due diligence by CDP and Cadim, the funding of the Cadim PGI Loan, the Cadim Mezzanine Loan and, if applicable, the Cadim
                    Residential Newco Loan shall be conditioned on the following:

                    (a) CDP shall be reasonably satisfied that, as of the closing of the Offer and as of the closing of the Merger, PGE will continue to meet the REIT qualification requirements, including, without limitation, that PGE is not "closely held" within the meaning of Section 856(h) of the Code; and counsel to PGE shall have provided an opinion in form and substance reasonably satisfactory to Cadim that: (i) commencing with PGE's initial taxable year ending December 31, 1997, PGE has been and is organized in conformity with the requirements for qualification as a REIT, (ii) PGE's method of operation has enabled it to meet the requirements for qualification and taxation as a REIT and (iii) PGE's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT.

                    (b) Cadim shall be reasonably satisfied that the Minimum Shares shall be tendered into the Offer.

COSTS AND EXPENSES: Until the Offer is closed, each Party shall be responsible for its own expenses paid to third parties with respect to this transaction, subject to any reimbursement of costs provided under the PGE SSA or the PGI SSA. Upon the closing of the Offer, all approved transaction costs and fees incurred by the Parties from inception of this transaction to the closing of the Offer approved by Cadim and PGI, acting reasonably, shall be paid by PGE. All costs incurred by a Party in establishing its own structure in order to proceed with the investment shall be borne solely by that Party. Except for those expenses paid by PGE pursuant to the PGE SSA, all expenses incurred by and fees payable to Cadim in connection with the Cadim PGI Loan, the Cadim Residential Newco Loan, the Cadim


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                    Mezzanine Loan, the Refinancing Loan and the Alternative
                    Mezzanine Loan shall be paid to Cadim by PGI and Primestone, as applicable. Furthermore, the Parties hereby agree that, if the Offer is closed, all fees payable to MacGregor Associates shall be payable by PGE or Residential Newco, as applicable.

PROPOSED TIME       A proposed time schedule is attached as Appendix G.
SCHEDULE:

MANAGEMENT:         The current management of PGE and Residential Newco will
                    remain employees of PGE and Residential Newco, respectively, and will be responsible for day-to-day management, subject to the Budgets, Business Plans and other Agreements which shall be prepared by PGE or Residential Newco, as applicable, and pre-approved by CDP and PGI in accordance with the governance rules as described below.

KEY PERSONNEL:      During the Due Diligence Period, PGI shall provide CDP with a list of proposed Key Personnel and their proposed responsibilities with PGE and Residential Newco. Each Key
                    Personnel reviewed and then accepted by CDP shall be subject to an employment agreement. In addition, Reschke will be appointed as chairman of PGE and Residential Newco for the term of the Reschke Employment Contract. Reschke will commit a minimum of 90% of his time to the business of PGE and Residential Newco for a minimum term of five years from the closing of the Offer. During this period of time, Reschke will have to own a minimum of 10% of the equity in each of PGE and Residential Newco (in the form of shares or units).
                    Reschke's employment and role as the chairman will be subject to certain termination clauses that shall include bankruptcy, fraud, failure to commit 90% of his time to the business of Residential Newco and PGE and failure to maintain a 10% share of the equity in each of PGE and Residential Newco. Reschke will sign an employment contract
                    (the "RESCHKE EMPLOYMENT CONTRACT") to reflect the terms and conditions described in this document.

AGREEMENTS:         During the Due Diligence Period, the Parties will prepare, negotiate and, if CDP and Cadim decide to proceed, execute all necessary agreements required to properly document this transaction, including the Transaction Documents and definitive agreements related to the Cadim PGI Loan and the Cadim Mezzanine Loan. The agreements will incorporate all of the elements of this MOU appropriately detailed as well as the necessary representations and warranties reasonably required by the Parties. Notwithstanding the generality of the foregoing, the PGI Parties (other than Reschke) shall give adequate representations and warranties (the qualifiers to which shall be determined during the Due Diligence
                    Period) and indemnification. Such representations, warranties and indemnification shall survive the closing of the Offer and the Merger until April 1, 2003.


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GOVERNANCE:

A)   Committees

     (i) Residential Newco and PGE will each have a board of directors (or board of trustees, board of managers or the equivalent) (each, a "BOARD"), each comprised of 5 members as follows:

          1.   two (2) seats named by PGI

          2.   two (2) seats named by CDP

          3. one (1) independent (to be agreed upon mutually by the Parties before the expiration of the Due Diligence Period)

          Each Board will meet separately at least every 3 months and at least one meeting per year for each board must be held in Montreal, Quebec, Canada.

          If, at any time after the closing of the Merger, CDP's ownership of shares of PGE and units of PGLP is less than 35% of the then outstanding shares and units of PGE and PGLP, then CDP shall lose its right to appoint Board members as provided herein and the existing directors named by CDP shall immediately resign or shall be removed. If, at any time after the closing of the Merger, the PGI Parties' ownership of shares of PGE and units of PGLP is less than 35% of the then outstanding shares and units of PGE and PGLP, then PGI shall lose its right to appoint Board members as provided herein and the existing directors named by PGI shall immediately resign or shall be removed.

     (ii) Residential Newco and PGE will each have other committees their respective Board will create including an Audit Committee, which shall exclude any members from management of either PGE or Residential Newco.

          Residential Newco and PGE will pay all reasonable expenses incurred by each of their respective Board members in assuming their role and will provide them with adequate responsibility insurance.

B)   Decision process

     The approval of 75% of the Board for each of Residential Newco and PGE will be required to decide on all "Major Decisions" of the respective companies unless the shareholders are required to decide under applicable law.

C) Major Decisions which shall separately apply for each of Residential Newco and PGE or any of their respective subsidiaries:

     1.   Approval of the business plan and modifications.


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     2.   Approval of the annual budget and changes to or deviations from it resulting in a variance of 5% or more on the overall budget.

     3. Redemption and issuance of any securities as well as any modifications to the capital structure.

     4. Acquisitions and investments that result in the necessity for the shareholders (or unit holders) to invest additional equity into the company or that the equity requirement exceeds US $10 million or that does not meet the Investment Criteria or that involves a deviation to the Environmental Policy.

     5. Any disposition of assets of more than US $10 million other than as approved in the annual budget.

     6. Approval and modification to the Financing Policy. The Parties will prepare and agree to a detailed Financing Policy prior to the commencement of the Offer. The policy will incorporate elements of both the investment financing and corporate financing. In preparing the policy, the management will incorporate the following criteria:

          a) Maximum leverage: 70% of any specified asset and 50% of the total assets, measured once a year, based on the fair market value;

          b) The specific asset financing must provide recourse only to that specific asset and the corporate financing cannot be recourse to the shareholders in any way, shape or form. For greater certainty, the shareholders will never be required to pledge any assets except their respective ownership interest.

     7.   Merger, consolidation, reorganization or other business combination.

     8.   Filing for bankruptcy, or liquidation or dissolution.

     9.   Changes to the tax or legal structure.

     10. Related party transactions and major decisions with regard to these transactions, it being agreed that the Party in conflict of interest will refrain from voting.

     11. Requiring capital contribution not deriving from an adopted budget or from a legal obligation.

     12.  Litigation and settlement involving more than US $1 M.

     13. Approval and modification to the Distribution Policy. The Parties will prepare and agree to a detailed Distribution Policy prior to the commencement of the Offer. The Distribution Policy shall provide for quarterly distributions to the extent of available cash and shall provide for all distributions necessary for PGE to maintain its REIT status. In addition, the policy must incorporate elements aimed


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          at maximizing the distributions to the shareholders without jeopardizing the ability of each company to grow as per the Business Plan.

     14. Public announcements that mention Cadim, CDP, PGE, Primestone or PGI or any affiliates or related entities.

     15. Approval and modification to the Environmental Policy. The Parties will prepare and agree to a detailed Environmental Policy prior to the commencement of the Offer. In order to facilitate the preparation of the policy, CDP will provide the management with its standard requirements for environmental matters.

     16. Approval and modification to the Remuneration Policy. The Parties will prepare and agree to a detailed Remuneration Policy prior to the commencement of the Offer. The policy will incorporate the total remuneration package for all employees, including Key Personnel, present and future.

     17. Approval and modification to the Banking Policy, detailing the level of delegation and signing authority for the executives. The Parties will prepare and agree to a Banking Policy prior to the commencement of the Offer.

     18.  Modification of the Year End.

     19.  Modification of the following Investment Criteria:

          Internal Rate of Return: Minimum 25% on equity invested, before tax and transaction costs.

          Size: no single or related investments, on a gross asset basis (equity plus related debt) should represent more than 20% of the assets of Residential Newco or PGE, as applicable, after the transactions contemplated by this MOU are consummated.

          Geographic asset allocation (on a gross asset basis), within the U.S.:

          -   50% to 100%     Mid-west

          -   35% to 50%      Eastern

          -   15% to 30%      Western

     20.  Election of the Independent Board Member.

TRANSFER
RESTRICTIONS:       No transfer of any PGE shares or PGLP units shall be
                    permitted if it results in loss of domestically controlled status. CDP and each of the PGI Parties will be prohibited for a period of two (2) years from transferring their shares
                    (or units) (other than for a "PERMITTED TRANSFER") without the consent of the other Party, in its sole discretion. A
                    "Permitted Transfer" is either a pledge or a transfer to an Affiliate.

                    The PGI Parties and CDP will have a right of first refusal (see the procedure below) on the shares (or units) of a transferring entity (if the Parties are not prohibited from transferring shares) other than for Permitted Transfers.

BUY - SELL:         This clause can only be invoked after the two-year
                    standstill period as described above or earlier by a non-defaulting Party if there is a default by the other
                    Party and after a cure period of 10 days for minor defaults
                    (no right to cure for major defaults). The list of defaults to be agreed prior to the end of the Due Diligence Period.

     - The initiating Party stipulates its desire to sell its shares or units at Fair Market Value (the most recent appraisal price or, if the appraisal is more than 6 months old, at an updated appraisal price);

     - The non-initiating Party is then obligated to either sell all of its shares or units for cash at that price or purchase all of the shares (or units) then owned by the initiating Party at that price for cash;

     - The non-initiating Party has 90 days to agree to buy or sell the shares or units with an additional 90 days to close.

RIGHT OF FIRST OFFER
PROCEDURE:          -    The initiating Party stipulates a per-share purchase
                         price based on the Fair Market Value (as described in the Buy-Sell), and sets forth terms and conditions for the sale of its shares (or units) (the "Sale Offer");

                    -    The non-initiating Party has 90 days to:

                         a) accept the Sale Offer and purchase, within 90 days, all of the shares (or units) then owned by the initiating Party at the purchase price and upon the terms and conditions set forth in the Sale Offer; or

                         b) refuse the Sale Offer. The initiating Party then has 90 days to conclude with a prospective buyer a term sheet ("Term Sheet"), conditional upon, among other things, due diligence. The Term Sheet must, upon its conclusion, be submitted to the non-initiating Party, who has then 30 days to either: (i) purchase within 90 days all of the shares (or units) of the initiating Party at the price and on the conditions specified in the Term Sheet, (ii) let the initiating Party sell its shares (or units) to the third party, at the price and on the conditions specified in the Term Sheet or (iii) request that the tag-along clause stipulated hereunder be applied.


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


                              If, at the expiration of the buyer's due diligence period, the specified share price is in any way adjusted, the above-mentioned 30-day procedure must once again be executed, unless the new specified price is higher than the Fair Market Value.

DRAG-ALONG RIGHT:   A selling Party can force a non-selling Party owning less
                    than 25% of the outstanding shares or units to sell its shares or units to the third party on the same terms and conditions as the selling Party.

TAG-ALONG RIGHT:    If one Party agrees to sell to a third party, subject to the other provisions of this MOU, then the third party must offer to purchase the non-selling Party's shares or units on the same terms and conditions.

ADDITIONAL CAPITAL
CONTRIBUTIONS:      Following the closing of the Offer and the closing of the
                    Merger, the Parties will not be required to make additional capital contributions. If additional capital is required according to an approved Budget, or if either Residential
                    Newco or PGE is legally compelled to pay an amount not anticipated in a Budget, or required for an investment not anticipated in a Budget and if both Parties authorize the investment (as a Major Decision), then both Parties must make a capital contribution. Contributions will be made pro-rata among contributing Parties based on ownership interest. If a Party fails to contribute, then the contributing Party may loan such unfunded amount as a priority loan at a rate of 20% per annum compounded monthly or receive additional shares issued at a 10% discount to the Fair Market Value (as described above) at the will of the contributing Party.

APPRAISAL:          An appraisal of the assets of Residential Newco and PGE will be conducted every 3 years and updated annually.

FINANCIAL
STATEMENTS:         Residential Newco and PGE each will provide the information necessary for CDP and Cadim to satisfy the reporting requirements outlined on Appendix H.

YEAR END:           The year end for each company will be December 31; however, in order to meet CDP's reporting deadlines, each company will prepare audited financial statements as of November 30 each year and an additional financial statement for tax purposes as of December 31.

CHOICE OF LAW:      This MOU shall be governed by and construed in accordance
                    with the laws of the State of Illinois.

CONFIDENTIALITY:    The existence of the current discussions between the Parties concerning the transactions contemplated by this MOU or the joint effort to conclude a transaction and all information related to it will be kept confidential unless otherwise agreed to in writing by the Parties or as otherwise


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


                    required by law or regulation; PROVIDED, HOWEVER, that no Party shall make any public disclosure required by law or regulation unless such disclosure has been provided to the other Party at least one full business day before such public disclosure.

EXCLUSIVITY:        Beginning on the date of this MOU and continuing, subject to the last sentence of this paragraph, until the earliest to occur of (A) 30 days from the date that the PGE SSA is executed, (B) an earlier termination of this MOU by CDP or Cadim, (C) five (5) business days after negotiations between the Parties and PGE terminate or (D) such other date as the Parties shall mutually agree (such period being called the "EXCLUSIVITY PERIOD"), each of the PGI Parties agrees (a) that it shall not, and shall use its best efforts to ensure that its affiliates, officers, directors, representatives or agents shall not, take any action, either directly or indirectly, to initiate, assist, solicit or encourage, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to (i) the refinancing of the Prudential Loan or the Vornado Loan, any loans similar to the Cadim Residential Newco Loan, the Cadim PGI Loan or the Cadim Mezzanine Loan or any similar financing or transaction (any such proposal or offer being hereinafter referred to as a "REFINANCING PROPOSAL") or (ii) a Transaction (as hereafter defined) involving PGE, PGLP, any PGI Party or any of their affiliates, other than a Transaction among CDP, the PGI Parties, PGLP and/or PGE and their affiliates as contemplated by this MOU (any such proposal or offer being hereinafter referred to as an "ACQUISITION PROPOSAL") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Refinancing Proposal or an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Refinancing Proposal or an Acquisition Proposal or take any other action which may be reasonably expected to lead to any Refinancing Proposal or Acquisition Proposal;
                    and (b) that it will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will advise such parties that it is not in a position to negotiate further with them during the Exclusivity Period;
                    PROVIDED, HOWEVER, that this Exclusivity Provision shall not restrict Primestone from having discussions with Prudential solely regarding the Prudential Loan or from having discussions with Vornado solely related to Vornado's right of first offer in connection with the Cadim Mezzanine Loan.
                    Notwithstanding the foregoing, Cadim and PGI agree to discuss the circumstances under which the PGI Parties can consider a Refinancing Proposal with a third party (but not an Acquisition Proposal) in the event that the PGE SSA is not executed. A "TRANSACTION" means a merger, acquisition, tender offer, exchange offer, consolidation or similar business combination transaction involving, or any purchase of all or any significant portion of the assets of PGE, PGLP, any PGI Party or any subsidiary of any of them, or any other sale, dividend, split, reorganization, recapitalization, restructuring, spin-off or other disposition of equity securities of PGE, PGLP, any PGI Party or any subsidiary of any of them or any similar transaction involving, directly or indirectly, PGE, PGLP, any PGI Party or any subsidiary of any of them; PROVIDED, that a Transaction shall not include a purchase, sale or other transaction involving assets owned by a PGI Party or any subsidiary of a PGI Party which assets are not related to shares or units of PGE or PGLP or assets of Residential Newco. Cadim shall provide a written notice to the PGI Parties on or prior to the 30th day after the signing of a support and standstill agreement with PGE if it intends to proceed with the Offer and the Merger.
                    Notwithstanding anything herein to the contrary, the delivery of such notice shall extend the Exclusivity Period until terminated pursuant to clauses (B), (C) or (D) above;
                    provided Cadim has also committed to make the Cadim
                    Mezzanine Loan subject to the execution of definitive documentation consistent with this MOU.

LEGAL EFFECT:       This MOU shall be binding on the Parties, subject to the Due
                    Diligence Period as outlined herein, the approval of the Board of Directors of CDP and Cadim (to be obtained on or prior to the expiration of the Due Diligence Period) and the execution of mutually acceptable definitive documentation.

                    In the event that (a) the transaction is not approved by the respective decision making entities of CDP and Cadim no later than thirty (30) days after PGE has signed the PGE SSA, or (b) definitive documentation is not executed within thirty (30) days from the execution of the PGE SSA, then in either such event, this MOU shall be null and void and shall have no legal effect except for the Representations and the Indemnification clauses set forth below.

REPRESENTATIONS:    Each of (a) CDP and (b) each of the PGI Parties and
                    PG/Primestone, LLC, jointly and severally, represents and warrants to the other Party that it has full power and authority to enter into this MOU and to carry out the transactions to be carried out by it as contemplated herein, and that this MOU has been duly and validly executed and delivered by it, and constitutes the legal, valid and binding obligation of it, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies. Each of (a) CDP and (b) each of the PGI Parties and PG/Primestone, LLC, jointly and severally, represents and warrants to the other Party that the execution, delivery and performance by it of this MOU and all other transactions, instruments, agreements, certificates and documents contemplated hereby do not (i) violate any decree or judgment of any court or governmental authority which may be applicable to it; (ii) violate any law (or regulation promulgated under any law); (iii) violate any decree or judgment of any court or governmental authority binding on it; (iv) violate or conflict with, or result in a breach of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or permit cancellation of, any agreement to which it or any of its affiliates is a party, or by which it or any of its affiliates is bound
                    (other than (x) the right of first offer set forth in that certain Loan Agreement, dated as of September 26, 2000, among Primestone, PGI, Reschke and Vornado PS, L.L.C. as it may relate to the Cadim Mezzanine Loan and (y) the requirement under (1) a loan agreement between 300 N.
                    LaSalle, L.L.C. and Cosmopolitan Bank and Trust Company and
                    (2) a loan agreement between 150 N. Riverside Venture and Lumbermens Mutual Casualty Company, each of which will require lender consent to certain of the transactions contemplated by this MOU); or (v) as to PGI, PLP, Primestone, Prime L.P., PG/Primestone, LLC and CDP, violate or conflict with any provision of its articles of incorporation, charter, by-laws, agreement of limited partnership, operating agreement or similar organizational document.

                    Each of the PGI Parties, jointly and severally, represents and warrants that there are no agreements or understandings prohibiting or in any way limiting or restricting the sale of the Dearborn Center, other than required consents set forth in the loan documents and partnership agreement relating to the Dearborn Center project. Each of the PGI Parties, jointly and severally, represents and warrants that the PGI Parties are not negotiating with any other third parties regarding the submission of an Acquisition Proposal.

                    Each of the PGI Parties and PG/Primestone, LLC, jointly and severally, represents and warrants that, as of the date of this MOU, the PGI Parties hold an aggregate of 465,453 common shares and 7,992,418 common units in PGLP, consisting of the following: (a) Reschke holds 134,881 common shares of beneficial interest of PGE, (b) PLP holds 256,572 common shares of beneficial interest of PGE and 47,525 common units in PGLP, (c) Primestone holds 7,944,893 common units in PGLP, (d) Prime L.P. holds 74,000 common shares of beneficial interest of PGE, (e) none of the PGI Parties or any of their affiliates owns, directly or indirectly, any other shares of beneficial interest of PGE or any other partnership units in PGLP. Each of the PGI Parties and PG/Primestone, LLC, jointly and severally, represents that PG/Primestone, LLC is the only general partner of Primestone and PGI is the only limited partner of Primestone.

INDEMNIFICATION:    Each of the PGI Parties, jointly and severally, agrees to
                    indemnify CDP and Cadim and their officers, directors, employees, agents and affiliates in respect of, and hold each of them harmless from and against any and all losses, liabilities, claims or expenses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to, any breach of a representation or warranty on the part of the PGI Parties or PG/Primestone, LLC made in the preceding section.

TRANSITION PERIOD:  Until such time as (i) the closing has occurred or (ii) CDP has withdrawn from the transaction, neither PGI nor Residential Newco will make any distribution to its shareholders or members, as applicable, and will disclose and provide detailed information to CDP and Cadim on every transaction committed or closed in order for CDP and Cadim to evaluate the impact on the transaction.

          The Parties have agreed to the terms and conditions contained in this Memorandum of Understanding, ("MOU"), on this 22nd day of August, 2001:


THE PRIME GROUP, INC. ("PGI")


BY:  /s/ Michael W. Reschke
ITS:  President


PRIME GROUP, VI, L.P.


BY:  PGLP, INC., ITS GENERAL PARTNER


BY:  /s/ Michael W. Reschke
ITS: President


PRIMESTONE INVESTMENT PARTNERS, L.P.


BY:  PG/PRIMESTONE, LLC, ITS MANAGING GENERAL PARTNER


BY:  THE PRIME GROUP, INC., ITS ADMINISTRATIVE MEMBER


BY:  /s/ Michael W. Reschke
ITS:  President


PG/PRIMESTONE, LLC


BY:  THE PRIME GROUP, INC., ITS ADMINISTRATIVE MEMBER

BY:  /s/ Michael W. Reschke
ITS:   President


PRIME GROUP LIMITED PARTNERSHIP


BY:  /s/ Michael W. Reschke
ITS: Managing General Partner


/s/  Michael W. Reschke
MICHAEL W. RESCHKE

CADIM INC. (OR AN AFFILIATE) ("CDP")


PER: /s/ Andre Collin
PER: /s/ Richard Dansereau



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